FEDERATED PREMIER MUNICIPAL INCOME FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

OCTOBER 5, 2017

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:  FEDERATED PREMIER MUNICIPAL INCOME FUND (the “Registrant”)

     1933 Act File No. 333-219918

     1940 Act File No. 811-21235

Dear Sir or Madam:

On behalf of the Registrant, I hereby submit this application for withdrawal of the Registrant’s Registration Statement filed on Form N-14 on August 11, 2017 at 3:27 p.m. under ACCESSION NUMBER: 0001623632-17-001774.

This withdrawal is being requested due to the Registrant inadvertently using the Edgar Submission Form Type “N-14” in the above-referenced filing instead of the Edgar Submission Form Type “N-14 8C,” which is more commonly used for closed-end investment companies. As we discussed, the Registrant will re-file the Registration Statement using Edgar Submission Form Type “N-14 8C,” which we understand will not create a new filing review process.

As the Registration Statement had not become effective, on behalf of the Registrant, I confirm that no securities being registered pursuant to the Registration Statement have been sold.

We, therefore, respectfully request, pursuant to Rule 477(a) of the Securities Act of 1933, that the Securities and Exchange Commission withdraw the above referenced filing.

If you have any questions regarding this application for withdrawal, please contact Mark Thompson at (412) 288-4429.

Very truly yours,

/s/ George F. Magera

George F. Magera

Assistant Secretary